Lauren A. Engel Associate 215.963.5503

June 12, 2023

FILED AS EDGAR CORRESPONDENCE

Ms. Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 131 to the Registration Statement of SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. Choo:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments and questions you provided via telephone on May 11, 2023, regarding the Trust’s Post-Effective Amendment No. 131, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 133, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on March 29, 2023 pursuant to Rule 485(a)(2) under the 1933 Act (the “Amendment”), for the purpose of adding a new fund, the Liquid Alternative Fund (the “Fund”). As indicated in the Amendment, SEI Investments Management Corporation (the “Adviser”) will serve as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. If the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more exchange-traded funds (“ETFs”) will exceed 0.01% of the average net assets of the Fund, then include an “Acquired Fund Fees and Expenses” (“AFFE”) separate line item within the Fees and Expenses table. If AFFE is included as a separate line item, then also disclose that AFFE is based on estimated amounts for the current fiscal year. If AFFE is not expected to exceed one basis point, then supplementally confirm that such expenses will be included in the “Other Expenses” line item within the Fees and Expenses table. See instruction 3(f)(vi) to Item 3 of Form N-1A.

Response.          The Adviser confirms that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more ETFs are not expected to exceed 0.01% of the average net assets of the Fund during its current fiscal year and, accordingly, estimated amounts of any such fees have been included within the “Other Expenses” line item within the Fees and Expenses table.

Ms. Yoon Choo

June 12, 2023

2.	Comment. In the second sentence following the “Example” sub-heading in the Fund’s summary section, please revise the sentence to state “hold or redeem all of your shares” to clarify that the expense example applies whether a shareholder holds or redeems shares of the Fund.

Response.          The requested change has been made.

3.	Comment. Because the Fund’s principal investment strategies state that the Fund will invest primarily in derivative instruments, please address the following comments:

(a).          Disclose the expected notional value of derivatives relative to the Fund’s total assets.

Response.          The Trust has provided information responsive to this request supplementally and confidentially, which will be sent via letter dated June 12, 2023, delivered overnight.

(b).          Disclose in the principal investment strategies whether the derivative instruments will be principally exchange-traded or over-the-counter.

Response.          In response to your comment, we have added disclosure to the Fund’s principal investment strategies stating that the Fund will invest primarily in exchange-traded derivative instruments.

(c).          If the Fund will need to collateralize its derivative investments, disclose the types of investments that will serve as collateral.

Response.          In response to the Staff’s comment, the Trust has added disclosure stating that the Fund will use primarily cash and money market instruments to collateralize its derivative investments.

(d).          Supplementally confirm that the Fund will qualify as a “diversified” fund, as defined in Section 5(b)(1) of the 1940 Act.

Response.          As disclosed in the Fund’s fundamental investment policies in the preliminary Statement of Additional Information filed on March 29, 2023, the Trust supplementally confirms that the Fund will qualify as a “diversified” fund.

(e).          Supplementally provide hypothetical value-at-risk (“VaR”) calculations demonstrating how the Fund anticipates being able to achieve its objective while remaining in compliance with the VaR test under Rule 18f-4. In responding to this comment: (i) disclose the designated reference portfolio (index) that the Fund plans to use; and (ii) explain how the index meets the definition of designated reference portfolio under Rule 18f-4.

Ms. Yoon Choo

June 12, 2023

Response.          The Trust has provided information responsive to this request supplementally and confidentially, which will be sent via letter dated June 12, 2023, delivered overnight.

4.	Comment. In the “Principal Investment Strategies” section, please disclose the types of ETFs that the Fund expects to invest in and how such investments will factor into the Fund’s overall investment strategy.

Response.          In response to the Staff’s comment, the Trust has added disclosure to Item 4 and Item 9 to clarify that the Fund may invest in ETFs from time to time, which may include US and Euro corporate bond ETFs.

5.	Comment. Regarding the statement in the “Principal Investment Strategies” that the “Fund seeks to approximate the returns of a model portfolio or composite of hedge funds”.

(a).          With respect to “approximate the return,” please indicate whether this refers to the Fund’s performance before or after the Fund’s fees and expenses. Also, the term “approximate” is vague. What margin of error is the term “approximate” intended to convey? Please consider revising to better inform investors.

Response.          The phrase “approximate the return” refers generally to the fact that the Fund’s portfolio managers will seek to invest the Fund’s cash in assets that provide an investment return with a profile similar to that of the aggregate investment return of the private funds that make up the Composite. There is no specific margin of error that the term “approximate” refers to. In response to your comment, we have revised the disclosure to remove the word “approximate,” as the intent of this phrase is to express a more general concept about the Fund’s strategy and not to make any quantitative promises about the similarities between the Fund’s performance and the performance of the Composite.

(b).          With respect to “[r]eturns of a model portfolio,” please indicate in the disclosure whether the return of the Composite is a price return or total return.

Response.         In response to the Staff’s comment, the Trust has added “total” prior to “return.”

(c).          Please clarify whether the terms “model portfolio” or “composite” are intended to have different meanings. If a model portfolio is different from the composite, please supplementally state whether the monies are actually invested or simply back-tested for performance results.

Ms. Yoon Choo

June 12, 2023

Response.           The terms “model portfolio” and “composite” are synonyms. To reduce the potential for investor confusion, we have revised the phrase “model portfolio or composite of hedge funds and alternative investment strategies” to “model composite of alternative investments, which may primarily consist of hedge funds.” The model composite of hedge funds that the Sub-Adviser uses to determine the Fund’s investment portfolio is tracked and back-tested using data available to the Sub-Adviser. The Sub-Adviser does not invest monies in the model composite of hedge funds, but instead uses the model composite of hedge funds to make investment decisions with respect to the accounts managed by the Sub-Adviser that employ this strategy, including the Fund.

6.	Comment. In the “Principal Investment Strategies” section, please clarify whether “alternative investment strategies” and “hedge funds” are two different categories.

Response.          In response to the Staff’s comment, the Trust revised the disclosure with respect to alternative investment strategies and hedge funds to clarify that hedge funds are one means through which investors get access to certain alternative investment strategies.

7.	Comment. Please disclose in an appropriate location within the prospectus the rules used to create and maintain the Composite including: (a) component selection criteria, explaining how index components are included/excluded; (b) weighting methodology, explaining how components of an index are weighted; and (c) rebalance and reconstitution process, including frequency.

Response.          In response to the Staff’s comment, the Trust has added disclosure in Item 9 that further describes the rules used to create and maintain the Composite.

8.	Comment. The “Principal Investment Strategies” section states that the Composite consists of two sleeves. Please provide a plain English definition for “sleeve” where first used within the strategy.

Response.          Although we are of the view that the term “sleeve” is commonly understood in the market and readily apparent to the typical investor, we have, nonetheless, made clarifying changes to the disclosure in response to the Staff’s comment.

9.	Comment. In the “Principal Investment Strategies” section, please clarify whether the discussion of the “Multi-Strategy Sleeve” is referring to the Composite. If the disclosure is not intended to refer to the Composite, please revise the disclosure to clarify, if accurate, that the Multi-Strategy Sleeve is a sub-component of the Fund's overall strategy to approximate the returns of the Composite.

Response.          In response to the Staff’s comment, the Trust has added disclosure to clarify that the Multi-Strategy Sleeve is one of the two components that make up the Composite.

10.	Comment. Please briefly describe in Item 4 and in Item 9 each of the alternative investment strategies listed under the “Multi-Strategy Sleeve” heading.

Ms. Yoon Choo

June 12, 2023

Response.          In response to the Staff’s comment, the Trust has added disclosure to Item 4 and Item 9 that briefly describes equity long/short strategies, global macro strategies, event driven strategies and relative value strategies.

11.	Comment. In the “Principal Investment Strategies” section, the statement that “SIMC may instruct the Sub-Adviser to discontinue use of any of these strategies or add one or more new strategies in an effort to better replicate the returns of the overall hedge fund market,” may be confusing in light of the earlier statement that the Fund seeks to approximate the returns of the Composite. If the objective of this sleeve, as opposed to the Fund as whole, is to replicate the returns of the overall hedge fund market, please clarify the disclosure.

Response.          The purpose of this disclosure is to convey to prospective investors that SIMC has the ability to influence the Sub-Adviser’s implementation of the Fund’s overall investment strategy so that the Fund’s portfolio emphasizes or deemphasizes (i) equity long/short strategies; (ii) global macro strategies; (iii) event driven strategies; and (iv) relative value strategies. In response to the Staff’s comment, the Trust has further clarified this disclosure.

12.	Comment. In the “Principal Investment Strategies” section, please briefly explain (i) what the “Managed Futures Sleeve” is; and (ii) how the Managed Futures Sleeve fits into the Fund’s overall strategy to approximate the returns of the Composite.

Response.          In response to the Staff’s comment, the Trust has added additional language to further explain the Managed Futures Sleeve and clarify its role with respect to the Fund’s overall portfolio.

13.	Comment. The “Principal Investment Strategies” section states that the Composite uses a rules-based approach. Please describe in an appropriate location the rules used to increase or decrease a sleeve's weighting in the Composite or alter the mix of alternative investment strategies that the Fund will be exposed to. Additionally, please reconcile the statement that “[t]he Fund seeks to achieve returns similar to the average returns of the Composite through a dynamic allocation of long and synthetic short investments among the global equity, fixed income and currency markets” with the earlier statement that the “Fund seeks to approximate the returns of a model portfolio or composite of hedge funds.” If the goal is to achieve returns similar to the average returns of the Composite, please disclose the period over which the average is calculated.

Response.          Regarding the first part of the Staff’s comment, we have already addressed this in response to comment #7 above. Regarding the second part of the Staff’s comment, we do not consider these statements to be inconsistent, as alternative investment strategies span equity, fixed income and currency markets globally. Regarding the third part of the Staff’s comment, the Fund’s investment objective is long-term capital appreciation.

14.	Comment. The “Principal Investment Strategies” section states that “[t]he Fund seeks to achieve returns similar to the average returns of the Composite through a dynamic allocation of long and synthetic short investments among the global equity, fixed income and currency markets.” The term “synthetic short investments” is only used in the Item 4 disclosure and is not explained.

Ms. Yoon Choo

June 12, 2023

Please explain “synthetic short investments” in an appropriate location in the prospectus and describe how such a position is created.

Response.          In response to the Staff’s comment, we have added disclosure that explains synthetic short investments.

15.	Comment. In the “Principal Investment Strategies” section, the disclosure references the Fund’s exposure to the fixed income and currency markets but only describes exposure to various fixed income investments. However, the currency risk disclosure states that “due to the [Fund's] active positions in currencies and [as] a result of the Fund’s investments in securities or other investments denominated in, and/or receiving revenues in, foreign currencies, the Fund will be subject to currency risk." Please explain in the “Principal Investment Strategies” section how the Fund's investments provide exposure to the currency markets.

Response.          In response to the Staff’s comment, additional disclosure has been added to address how the Fund may have exposure to the currency markets.

16.	Comment. The Fund’s “Principal Investment Strategies” section states that the Fund can invest in U.S. or non-U.S. issuers. As such, in the currency risk disclosure, if accurate, please state that the debt instruments may be denominated in foreign currency.

Response.          The requested change has been made.

17.	Comment. The following investments are listed as principal investments of the Fund but do not have corresponding Item 4 risk disclosure: “to be announced” transactions, obligations of supranational entities, money market instruments and money market funds. Please add corresponding risk disclosure in Item 4 for such investments.

Response.          In response to the Staff’s comment, we have added risk disclosure with respect to these instruments.

18.	Comment. If the Fund is expected to have significant exposure to one or more sectors of the market, please add appropriate Item 4 and Item 9 strategy and risk disclosure.

Response.          The Trust does not anticipate having any specific, intentional exposure to any particular sector or sectors, so we have not added any sector-specific risk disclosures at this time.

19.	Comment. The “Principal Investment Strategies” section states that “[t]he Fund uses a multi-manager approach, relying primarily on one or more Sub-Advisers under the general supervision of SIMC, the Fund’s adviser.” The disclosure states at the outset that there is one Sub-Adviser, if there are others, please revise the disclosure.

Response.          This is standard disclosure across all of the SEI Funds, nearly all of which employ a manager-of-managers investment model in reliance on exemptive relief granted by the SEC. Although there is currently no intention to add an additional Sub-Adviser at this time, that potential remains outstanding. We do not think the current disclosure will lead to investor confusion and, in

Ms. Yoon Choo

June 12, 2023

the interest of consistency across the SEI Funds, have to determined not to alter this disclosure at this time.

20.	Comment. In the “Principal Risks” section, the disclosure states that “[t]he Fund’s use of derivatives may also increase the amount of taxes payable by shareholders.” If distributions of income obtained through derivative transactions is expected to be subject to less favorable tax rates, please consider whether stand-alone risk disclosure would be appropriate. If the Fund determines not to include a stand-alone risk factor, please explain within the derivatives risk factor why the use of derivatives may increase the amount of taxes payable by shareholders. Also, if any significant portion of the Fund's redemptions will be satisfied with cash, please include a stand-alone risk factor that discusses the risks of cash redemptions to the Fund's shareholders.

Response.          We have considered the Staff’s comments and we are of the view that no additional disclosure on these points is necessary at this time.

21.	Comment. In numerous risk factors, the disclosure suggests that the Fund invests directly in the given asset, rather than obtaining exposure to the asset through derivatives. To the extent that the Fund invests directly in an asset, revise the strategy discussion to so indicate. Otherwise, please revise the risk factors to make clear that the Fund's exposure to the asset is obtained indirectly through derivative transactions and not direct investments.

Response.          In response to the Staff’s comment, the Trust has updated risk disclosure, where applicable, to reflect that the Fund will obtain exposure to the asset through investments in derivative instruments.

22.	Comment. The Fund does not disclose investments in commodities in its principal investment strategies but includes risk disclosure. If direct investments in, or exposure to, commodities is a principal risk of the Fund, please: (i) include a discussion of commodity investments in the principal investment strategies and disclose what these investments are expected to include; and (ii) explain in the disclosure what commodity-related equity means.

Response.          Pursuant to Guidance issued by the Commodity Futures Trading Commission (“CFTC”) and in connection with CFTC Rule 4.12(c)(3) futures, options on futures and swaps are considered “commodity interests.” The Fund’s exposure to these instruments is disclosed in the Fund’s principal investment strategies. Therefore, the Trust does not believe additional disclosure would be necessary.

23.	Comment. If the Fund may invest in other investment companies for which the Adviser or an affiliate serves as investment adviser, please confirm that appropriate conflicts of interest disclosure is included in the prospectus.

Response.          Because the Fund may invest in affiliated investment companies, disclosure of potential resulting conflicts of interest has been added to the prospectus.

24.	Comment. Please supplementally identify the broad-based securities market index expected to be used by the Fund in the average annual total returns table.

Ms. Yoon Choo

June 12, 2023

Response.           The Trust has not yet determined which index it expects to use in the Fund’s average annual total returns table as the broad-based securities market index comparison. Currently, the Fund expects to use the HFRX Global Hedge Fund Index and/or the Wilshire Liquid Alternative Index as an additional index (or additional indexes) in the Fund’s average annual total returns table.

25.	Comment. In the “Management” section, if accurate, please add that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response.          The SIMC portfolio manager will oversee the sub-adviser’s portfolio managers in their performance of the day-to-day management of the Fund’s portfolio. Accordingly, the Trust has determined not to add the requested disclosure.

26.	Comment. The disclosure in Item 9 is intended to be a complete description of the Fund’s principal investment strategies from which the summary in Item 4 is derived, please revise the Item 9 disclosure accordingly. Additionally, per Item 9 of Form N-1A, please state the Fund’s investment objective, and, per Item 9b(2) of Form N-1A, please explain in general terms how the Fund’s Sub-Adviser decides which securities to purchase and sell.

Response.          We have carefully reviewed the Fund’s disclosure and believe that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, while the Fund’s current Item 9 disclosure provides appropriate additional detail without being unnecessarily redundant.

27.	Comment. The disclosure in Item 9 states that the Sub-Adviser only manages a portion of the Fund’s assets. Whereas, the Item 4 disclosure does not state that the Sub-Adviser only manages a portion of the Fund’s assets. If the Item 9 disclosure is accurate, please revise the Item 4 disclosure to state what portion of the Fund’s assets are managed by the Sub-Adviser.

Response.          In response to the Staff’s comment, the Trust has revised the disclosure to reflect that the Sub-Adviser will manage all of the Fund’s assets but notes that SIMC retains the flexibility to manage a portion of the assets in the future.

28.	Comment. The disclosure in the “More Information About Investments” section states that “the Fund may also invest in other securities, use other strategies or engage in other investment practices.” Please disclose that these are not principal investment strategies of the Fund.

Response.          The requested change has been made.

29.	Comment. The Item 9 risk section includes disclosure for various risks that are not included in the Fund’s Item 4 disclosure. Please revise the risk disclosure in Item 9 and in Item 4, so that the principal risk factors for the Fund are consistently reflected. For example, we note that the discussions of the specific risks related to the types of derivative instruments that the Fund expects to use are included in Item 9 disclosure but not in the Item 4 disclosure. Also, if non-principal risks will be discussed in Item 9, please clearly distinguish those risks as non-principal so that investors

Ms. Yoon Choo

June 12, 2023

are clearly informed about the materiality of each risk.  For example, the Fund states that securities lending is not a principal investment strategy of the Fund, but securities lending risk is listed among the Fund's principal investment risks. See Guidance regarding Mutual Fund enhanced Disclosure June 2014, No. 2014-08.

For instance, the following are included in Item 9 disclosure but not in Item 4: economic risk of global health events, events-driven strategies, exchange-traded products and foreign sovereign debt securities.

Response.          The Fund does not currently plan to engage in securities lending as a principal investment strategy but will be eligible to participate in securities lending and may engage in securities lending from time to time as opportunities arise. Accordingly, until such time as the Fund is more involved in securities lending, the Trust is of the view that including securities lending in the Fund’s Item 9 disclosure, without adding corresponding disclosure to the Fund’s Item 4 disclosure, is appropriate. We are of the view that this approach helpfully discloses the risks attendant to securities lending to investors and prospective investors who receive the prospectus, but does not overemphasize such risks. Additionally, the Trust has reviewed the Fund’s Item 9 risk disclosure and included summary risks for Foreign Sovereign Debt Securities and Quantitative Investing in the Fund’s Item 4 disclosure, added Item 9(c) risk disclosure for Cash Management and Preferred Stock and removed Municipal Securities from the Item 9(c) disclosure. The Trust is of the view that no further changes are appropriate as the Item 9 disclosures expand upon the risks in Item 4 and/or other changes have been made in response to other Staff comments.

30.	Comment. If the Fund will have exposure to commodities other than currency, please add disclosure to the principal investment strategies about the types of commodities the Fund expects to invest in or has exposure to and how such exposure will be achieved.

Response.          As noted above, pursuant to Guidance issued by the CFTC and in connection with CFTC Rule 4.12(c)(3) futures, options on futures and swaps are considered “commodity interests.” The Fund’s exposure to these instruments is disclosed in the Fund’s principal investment strategies. Therefore, the Trust does not believe additional disclosure would be necessary.

31.	Comment. In Commodity Investments and Derivatives Risk, the terms “commodity-linked securities” and “commodity-related securities” are used. However, in the Item 4 risk disclosure only the term “commodity investment” is used. Please revise the disclosure so that terms are used consistently throughout the prospectus.

Response.          In response to the Staff’s comment, we have made clarifying changes to the disclosure.

32.	Comment. The currency risk factor states that the Fund may take active and/or passive positions in currencies. Please explain what “active and/or passive positions in currencies” means within the risk disclosure.

Response.          In response to the Staff’s comment, the Trust has removed the references to active and/or passive positions in currencies.

Ms. Yoon Choo

June 12, 2023

33.	Comment. Within the Item 9 derivatives risk factor, please delete the following sentence as all regulated funds are subject to these regulations: “[r]egulation relating to the Fund’s use of derivatives and related instruments, including Rule 18f-4 under the 1940 Act, could potentially limit or impact the Fund’s ability to invest in derivatives, limit the Fund’s ability to employ certain strategies that use derivatives and/or adversely affect the value of derivatives and the Fund’s performance.”

Response.          We believe that the limiting effects that regulation can have on the Fund’s portfolio could be significant to investors and, after considering the Staff’s comment, have determined to retain the disclosure as-is. Although all registered funds are subject to Rule 18f-4, a prospective investor has the ability to invest in products other than registered funds, and the potential for investment returns being limited by regulation in a registered fund (which may not be the case with respect to another investment product) is therefore worth disclosing.

34.	Comment. The Item 9 disclosure contains an exchange-traded products risk factor. However, Item 4 only discloses investments in ETFs. If the Fund expects to invest in exchange-traded notes or exchange-traded commodity pools, please revise the Item 4 disclosure accordingly. Otherwise, please revise the exchange-traded products risk factor to only cover ETFs.

Response.          We are of the view that this broader description in the exchange-traded products risk in Item 9 is an example of the type of additional disclosure that is required as between a fund’s Item 4 and Item 9 risk disclosure. Other SEI Funds have taken a similar approach. Accordingly, we do not think changes are necessary at this time.

35.	Comment. The “More Information About Principal Risks section” contains a municipal securities risk factor. If investments in municipal securities will be a principal risk of the Fund, please provide disclosure for investments in municipal securities in Item 4.

Response.          In response to the Staff’s comment, the Trust has removed the Fund’s Item 9 municipal securities risk disclosure because municipal securities are not expected to be a principal risk of the Fund.

36.	Comment. Pursuant to disclosure in the “Global Asset Allocation” section, if the use of the Fund as an underlying investment in various SIMC strategies presents a material risk for the Fund, please disclose this risk in the principal risks section.

Response.          In the interest of maintaining a consistent approach to disclosure across the SEI Funds, we have determined that no additional disclosure with respect to “Global Asset Allocation” is necessary at this time.

37.	Comment. In the “Sub-Adviser” section, please remove the column titled “Expected Investment Advisory Fees After Fee Waivers” from the advisory fee table, as there are no expected waivers.

Response.          The requested change has been made.

Ms. Yoon Choo

June 12, 2023

38.	Comment. In the “Information About Fee Waivers” section, please disclose whether amounts waived or reimbursed are subject to recoupment. If subject to recoupment, please disclose the conditions of any such recoupment.

Response.          In response to the Staff’s comment, the Trust states supplementally that the Fund does not have a contractual fee waiver in place and voluntary fee waivers are not subject to recoupment.

39.	Comment. In the “Sub-Adviser and Portfolio Managers” section, please add the disclosure required by Item 10(a)(2) of Form N-1A that states that the Statement of Additional Information contains additional information on portfolio manager compensation.

Response.          The requested change has been made.

40.	Comment. Please change the title of the section “Related Performance Data of Comparable Account” to “Prior Performance Data of Comparable Account.”

Response.          The requested change has been made.

41.	Comment. In the “Related Performance Data of Comparable Account” section, please move the first three sentences in first paragraph to a separate section under an appropriate heading. In that new section, please disclose the role of the Sub-Adviser in relation to the Fund.

Response.          The Trust respectfully declines to move to the referenced disclosure as the current disclosure explains how and why the performance information would differ from that of the Fund and explains why such performance information is required to be included within the prospectus.

42.	Comment. In the “Related Performance Data of Comparable Account” section, please briefly explain what a UCITS fund is.

Response.          The requested change has been made.

43.	Comment. Please supplementally confirm that the Sub-Adviser has the records necessary to support the calculation of the prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response.          The Trust confirms that the Sub-Adviser has the records necessary to support the calculation of the prior performance. For the avoidance of doubt, the use of related performance in a prospectus is not subject to Rule 206(4)-1 under the Advisers Act.

44.	Comment. In the “Related Performance Data of Comparable Account” section, please disclose: (a) the methodology used to calculate the related fund’s performance; and (ii) what currency the related fund is managed in and explain that the related performance would have been different because of currency conversion.

Ms. Yoon Choo

June 12, 2023

Response.          The Trust has amended the disclosure to address the Staff’s comment.

45.	Comment. After “all fees and expenses” in the “Related Performance Data of Comparable Account” section, please insert “of the related fund.” If accurate, please also add “of net and gross returns” to the end of the same sentence.

Response.          The requested change has been made.

46.	Comment. Under “Service of Fund Shares” section, the disclosure states that the Fund has adopted a Shareholder Services Plan at a rate of up to 0.25%. If this fee is not currently being charged, please add a statement to this effect. If the fee is being charged, please supplementally confirm that the fee is included within the “Other Expenses” line item in the “Fees and Expenses” table.

Response.          The Fund expects to charge Class F shareholders all or a portion of the 0.25% shareholder servicing fee, which is included in the 0.62% of “Other Expenses” in the fee table of the Class F prospectus (compared to 0.37% for Class Y).

Statement of Additional Information

47.	Comment. Please update the LIBOR Risk.

Response.          In response to the Staff’s comment, the Trust has modified the LIBOR risk factor.

48.	Comment. If municipal securities will be a part of the Fund's principal investment strategies, please disclose that the Fund will include in its concentration policy municipal securities backed principally from the assets and revenues of non-governmental entities. See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, 1940 Act Rel. No. 9785 (May 31, 1977).

Response.          The Trust respectfully declines to make the requested change as we believe that the current disclosure is appropriate pursuant to SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”), which states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Additionally, municipal securities will not be part of the Fund’s principal investment strategies.

49.	Comment. Please reconcile the conflicting statements about real estate investments under the 1940 Act in the sixth non-fundamental investment policy and in the corresponding explanatory note with respect to directly investing in real estate.

Response.          The Real Estate explanatory note has been updated to correctly state that the corresponding non-fundamental investment policy prohibits direct investments in real estate except as such investments are permitted by the 1940 Act, which is also what the fundamental policy allows.

Ms. Yoon Choo

June 12, 2023

50.	Comment. Please remove the seventh non-fundamental investment policy from the list of non-fundamental policies that may be changed without shareholder approval, or, supplementally, explain why the Fund may change from a diversified to non-diversified fund without shareholder approval.

Response.          The Trust respectfully declines to make the requested change because Section 13(a)(1) of the 1940 Act requires shareholder approval only when a fund is changing its diversification status from diversified to non-diversified. Shareholder approval is not required when changing from non-diversified to diversified status.

51.	Comment. In the “Investment Limitations” section, under the “Senior Securities” heading, please revise the disclosure relating to earmarking or segregation of assets, as appropriate, to reflect Rule 18f-4 becoming effective.

Response.          In response to the Staff’s comment, we have revised the disclosure to reflect Rule 18f-4 becoming effective.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel, Esq.